02027572

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

0-27948

FORM 6-K - Amended

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E. 2-28-02

For the month of February, 2002

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __✓__ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No__✓__

LIQUIDATION WORLD®
LiquidationWorld.com

News Release

For Immediate Release
March 18, 2002 - Calgary, Alberta

Liquidation World Acquires Clear Thinking Group

Liquidation World Inc. (LQW-TSE/LIQWF-Nasdaq) is pleased to announce that it has entered into an agreement to acquire Clear Thinking Group, Inc., a recently organized, privately-held consultancy that provides a broad range of consulting, turnaround and crisis management solutions in the retail and consumer products markets.

Transaction Details
Under the terms of the agreement, Liquidation World will acquire all of the issued and outstanding shares of Clear Thinking Group. The acquisition is subject to an earn-in, whereby the pre-acquisition shareholders of Clear Thinking Group may receive up to 930,684 common shares of Liquidation World over a forty-three month period. The earn-in is based upon Clear Thinking meeting or exceeding negotiated performance targets computed on an EBITDA (earnings before interest, tax, depreciation and amortization) basis. The first target period ends on September 30, 2003, and the subsequent target periods end on the first and second anniversary of that date. Approximately one-third of the 930,684 Liquidation World common shares are available for earn-in during each period, subject to carryforward rights in the second and third target periods if a performance target is missed in a prior period. All earn-in rights to Liquidation World common shares expire on September 30, 2005.

The acquisition is subject to approval by the Toronto Stock Exchange.

Impact on Earnings
It is anticipated that the start-up, operating and expansion costs of Clear Thinking throughout the balance of Liquidation World's current fiscal year (2002) will reduce Liquidation World's consolidated net earnings by approximately CAD$1.4 million, or $0.16 per share. The acquisition is expected to add to Liquidation World's earnings per share in fiscal 2003, 2004 and 2005, assuming that Clear Thinking is successful in meeting its performance targets in each of those years, and after taking into account the issuance of Liquidation World common shares subject to the earn-in agreement for those years.

Information on the Turnaround Consulting Industry

Turnaround and crisis management consulting is a specialized area of practice within the more generalized business consulting industry. Turnaround consultants are typically retained by creditors or client companies to provide remedial management services during periods of financial difficulty. In addition to bringing specific expertise and skills associated with crisis management, turnaround consultants provide a level of objectivity that is often required to make unpopular or radical business decisions. In the United States marketplace, turnaround consultants may provide services prior to, or following a bankruptcy petition. In a post petition environment, turnaround consultants are often responsible for a variety of assignments, including securing operating financing, co-ordinating a plan of reorganization, negotiating with creditors, providing advice on bankruptcy court matters, and ultimately working towards the liquidation or emergence of a company from bankruptcy. Also, it is not unusual for turnaround consultants to continue their assignments past a successful reorganization in order to help guide a client company to profitability.

Turnaround consulting services in the United States marketplace are generally provided by three main groups of practitioners: consulting practices within major accounting firms, mid-size specialty consulting firms, including Clear Thinking, and individual practitioners. The primary professional association within the industry is the Turnaround Management Association (TMA). The TMA currently lists over 4,600 members representing more than 250 firms.

The nature of turnaround consulting results in much work being done in confidence. It is accordingly difficult to offer precise information on the economic size of this industry in the United States marketplace. For example, the breakdown of the industry between pre and post bankruptcy retainers is not available. The bankruptcy segment of the industry provides the greatest available transparency, although records of United States bankruptcy proceedings do not always reflect the entire history of specific cases. However, using the rather significant amount of available data for these proceedings, it is reasonable to make certain conservative assumptions. Specifically, based on TMA membership data, and publicly available bankruptcy court records on average billable hourly rates and hours billed, we conservatively estimate the annual size of the turnaround consulting industry in the United States marketplace at approximately USD$1 billion.

Corporate Strategy

Liquidation World's commercial operations are currently comprised of four interrelated business units: retail operations in Canada and the United States (93 outlets); an auction division, which conducts weekly auctions at three dedicated locations and provides on-site auction services throughout North America; a reverse logistics subsidiary (Product Management Corporation), which provides processing, information management and non-hazardous waste disposal services to consumer product manufacturers and retailers in Canada and the United States through three dedicated locations and on-site services; and a store closure subsidiary (Liquidation World Enterprises), which assists retailers in

Canada, and particularly in the United States, with managing and conducting store closure sales.

Each of these businesses provides discrete asset recovery services. The success of the retail operations, for example, is dependent in part on offering a secure and controlled channel of distribution to retailers and manufacturers for their branded merchandise. Liquidation World is able to provide that channel through the geographic diversity of its store operations, where merchandise can be streamed to non-sensitive marketplaces, and through a unique no brand name advertising policy.

Liquidation World's acquisition of Clear Thinking Group continues a strategy to provide the most diverse menu of asset recovery services in the North American marketplace. "We are an opportunity based company, and this acquisition positions us to move much further upstream and become involved in providing solutions at a much earlier point in time than when we are typically consulted," said Dale Gillespie, President and CEO of Liquidation World. "We are confident that being so positioned greatly enhances our ability to generate significant opportunities for our existing business units."

"Liquidation World offers professional solutions to many different problems," said James G. Welty, Chairman of Clear Thinking Group. "I am excited about bringing the asset recovery services of a trusted provider to our clients. Joining the efforts of the solution identifier with solution provider is, in my opinion, a great fit."

The partnership with Liquidation World, says Stuart H. Kessler, CEO of Clear Thinking Group, is a pairing that will benefit clients above all: "Liquidation World has earned a reputation for providing flexible, expedient solutions to retailers and consumer products manufacturers with inventory problems, and we at Clear Thinking Group have over 65 years of combined retail and consumer products experience. In view of this, we are both ideally paired and uniquely equipped to serve many of our clients' needs."

Selected Clear Thinking Group Biographies:

- **James G. Welty** – Mr. Welty has held senior management positions at retailers Ayres and Gimbels prior to leading, as President and CEO, Garr Consulting Group, a subsidiary of Deloitte and Touche. He later headed up KPMG's Consumer Markets Consulting Practice, as their National Partner. Mr. Welty has over 25 years of leadership experience in retail and consumer markets.

- **Stuart H. Kessler** – Mr. Kessler has 25 years of retail experience in a variety of senior merchandising and operational positions with several major United States retail organizations: President of Footlocker Outlet Division, Chief Operating Officer of Champs Sports, Chief Operating Officer of Hermans Sporting Goods, and Vice President G.M.M. of Ames Department Stores. Mr. Kessler has a proven track record in retail reorganization and crisis solutions.

- **Andrew H. Moser** – Mr. Moser was most recently with Wells Fargo Retail Finance where he was co-founder and Chief Operating Officer. He brings more than 15 years of direct retail, business turnaround, and asset-based lending experience to Clear Thinking Group. Previously, Mr. Moser held positions with Ames Department Stores Inc., Laura Ashley North America, and Consumer Value Stores. He was the co-founder and COO of Paragon Capital, a national lender to retailers and Collateral Officer of GBFC, Inc. (today known as Fleet Retail). Mr. Moser is considered a leading expert in his field and is often quoted by organizations such as Bloomberg, Associated Press, and numerous other national publications.

About Clear Thinking Group
Clear Thinking Group is a national consulting organization that provides trustworthy advice and actionable solutions to its clients. Their wide range of services helps clients achieve their objectives with innovative operating and financial strategies. This side-by-side approach not only drives companies toward growth, it helps accelerate the turnaround process for Clear Thinking Group clients. Clear Thinking Group is based in Hillsborough, New Jersey with offices in Atlanta, Georgia; Boston, Massachusetts; and Sarasota, Florida.

About Liquidation World
Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 93 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for banks, trustees, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States

Forward-Looking Statements
This release contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors not under Liquidation World's control. Actual results or the performance or achievements of Liquidation World may be materially different from the results or other expectations implied by these forward-looking statements.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Robert Aaron Roberts, Managing Director
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306

Symbol:	TSE - "LQW" and NASDAQ - "LIQWF"
For the Month:	March, 2002
Date:	April 2, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, March, 2002 — 18,750

Options Granted:
None — 0

Options Exercised:
None — 0

Options Cancelled:
None — 0

Closing Balance Stock Option Plan — 18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, March, 2002 — 84,250

Options Granted:
None — 0

Options Exercised:
None — 0

Options Cancelled:
None — 0

Closing Balance 1996 Stock Option Plan — 84,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, March, 2002 — 201,400

Options Granted:
None — 0

Options Exercised:

Date	Name	Date of Grant	Price	Number
February 12, 2002	Azriel Presma	Dec. 22, '97	$ 6.938	1,500
February 12, 2002	Azriel Presma	Dec. 10, '98	$ 7.250	1,000
				2,500

(2,500)

Options Cancelled:
None — 0

Closing Balance 1997 Stock Option Plan — 198,900

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, March, 2002 — 82,650

Options Granted:
None — 0

Options Exercised:
None — 0

Options Cancelled:
None — 0

Closing Balance 1998 Stock Option Plan — 82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, March, 2002					127,780
Options Granted:					
None					0
Options Exercised:					
Date	Name	Date of Grant	Price	Number	
February 12, 2002	Azriel Presma	Dec. 16, '04	$ 6.250	600	(600)
Options Cancelled:					
None					
Closing Balance 1999 Stock Option Plan					127,180

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, March, 2002	129,100
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 2000 Stock Option Plan	129,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	0
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	219,000
Stock Options Exercised	(2,500)
Closing issued Capital Balance	216,500
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,880
Stock Options Exercised	(600)
Closing issued Capital Balance	129,280
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, March, 2002		8,556,836
Stock Options Exercised	**	3,100
Common Shares Issued		18,000
Closing Issued Capital Balance		8,577,936

**changed from negative to positive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date April 3, 2002

By [signature]
Andrew Searby, C.A.
Chief Financial Officer